Exhibit 99.5

VERTEX WINS £45 MILLION OUTSOURCING CONTRACT TO SUPPORT DEUTSCHE BANK’S ENTRY INTO THE UK MORTGAGE MARKET

Vertex, the business process outsourcing (BPO) arm of United Utilities PLC, has secured a contract with Deutsche Bank, via its Vertex Financial Services subsidiary, to provide outsourced mortgage services to the new specialist lender db mortgages. This deal is Vertex’s largest mortgage outsourcing contract to date and is worth at least £45 million over the next five years.

The contract supports Deutsche Bank’s entry into the UK intermediary mortgage market and builds on Vertex’s presence in the mortgage outsourced services sector.

When Vertex acquired Marlborough Stirling in 2005, the intention was to create a leading financial services outsourcing provider in the UK market. This position was further enhanced through the recently agreed acquisition of 1st Software Group Limited and this contract win provides clear evidence of Vertex successfully executing its financial services growth strategy and capitalising on the significant BPO opportunities that the mortgages and life and pensions markets offer.

Vertex will deliver a full end-to-end outsourcing solution providing application processing and mortgage servicing for db mortgages. This solution will utilise Vertex’s Omiga and Optimus software and leverage its outsourcing capabilities in the mortgage services sector.

Chief Executive of United Utilities, John Roberts, said:

“This contract with Deutsche Bank, which is our largest mortgage outsourcing deal to date, demonstrates Vertex’s capability to exploit the substantial outsourcing opportunities in the financial services market.”

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex is a leading international provider of business process outsourcing and technology services and is one of the UK’s major customer management service suppliers. The company develops and implements a range of outsourcing solutions for many leading organisations based on a diversified portfolio of long-term contracts across private enterprise, financial services, utility, central and local government sectors.

It has nearly 10,000 employees in 70 locations across 8 countries.

Its clients include Alliance & Leicester, Bank of Scotland, CIBC, Egg, Lastminute.com, Legal & General, Lloyds TSB, Marks and Spencer, Nationwide Building Society, Royal London, Sun Life Financial of Canada (UK), Tesco, Thurrock Unitary Council, UPS, Westminster City Council,

Vertex Financial Services, a subsidiary of Vertex, was formed last year after the acquisition of Marlborough Stirling. It brought together the existing expertise of Vertex in business process transformation and Marlborough Stirling’s knowledge and expertise in the financial services sector. It is a leading provider of outsourced services and technology solutions to the life and pensions, mortgages, and investment industries. It is transforming the way financial services are bought and sold, extending access to customers and creating new and dynamic electronic marketplaces where product providers, distributors and intermediaries can transact direct, at high speed, electronically via their chosen channels.

Vertex Financial Services has mortgage operations in both the UK and Canada. Its mortgage solutions are based upon two main software products: Omiga, from which 17 per cent of all new mortgage applications in the UK are processed and Optimus, which is used in the management of mortgage business from the release of funds through to redemption. Optimus also services 35 per cent of all Canadian mortgages.

The intermediary mortgage market is a specific business channel for mortgage lenders. The lender, rather than receiving business direct from the end consumer, or borrower, receives mortgage applications via a third party, typically a mortgage advisor or independent financial advisor.